2==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                               Pure Biofuels Corp.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    74621R104
                                 --------------
                                 (CUSIP Number)

                         Plainfield Asset Management LLC
                               55 Railroad Avenue
                               Greenwich, CT 06830
                           Attention: General Counsel
                            Telephone: (203) 302-1700


           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 4, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                       13D

CUSIP No.: 74621R104

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Plainfield Special Situations Master Fund Limited
       I.R.S. Identification No. 98-0451872

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
NUMBER OF SHARES         ------ ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING               154,047,214 shares (1)
PERSON WITH              ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                154,047,214 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       154,047,214 shares (1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.07% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO, HC
--------------------------------------------------------------------------------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 64,363,450 that the Reporting Persons have the right to acquire upon conversion of convertible notes. See Item 5.

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Plainfield Peru I LLC
       I.R.S. Identification No. 26-0816482

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
NUMBER OF SHARES         ------ ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING               154,047,214 shares (1)
PERSON WITH              ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                154,047,214 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       154,047,214 shares (1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.07% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 64,363,450 that the Reporting Persons have the right to acquire upon conversion of convertible notes. See Item 5.

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Plainfield Peru II LLC
       I.R.S. Identification No. 26-0816494

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
NUMBER OF SHARES         ------ ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING               154,047,214 shares (1)
PERSON WITH              ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                154,047,214 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       154,047,214 shares (1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.07% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 64,363,450 that the Reporting Persons have the right to acquire upon conversion of convertible notes. See Item 5.

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Plainfield Asset Management LLC
       I.R.S. Identification No.: 20-2332356

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
NUMBER OF SHARES         ------ ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING               154,047,214 shares (1)
PERSON WITH              ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                154,047,214 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       154,047,214 shares (1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.07% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IA, OO
--------------------------------------------------------------------------------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 64,363,450 that the Reporting Persons have the right to acquire upon conversion of convertible notes. See Item 5.

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Max Holmes

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
------------------------ ------ ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
NUMBER OF SHARES         ------ ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING               154,047,214 shares (1)
PERSON WITH              ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                154,047,214 shares (1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       154,047,214 shares (1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.07% (1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------
(1) Includes 89,683,765 shares of common stock acquired by the Reporting Persons and 64,363,450 that the Reporting Persons have the right to acquire upon conversion of convertible notes. See Item 5.

Item 1.  Security and Issuer

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     This Amendment No. 4 (this "Amendment") amends certain information in the statement on Schedule 13D (the "Initial Statement") initially filed on September 19, 2007 by the Reporting Persons (as defined below), as amended as filed on January 31, 2008 and on April 3, 2008 and as further amended as filed on August 6, 2008, relating to shares of common stock, par value $0.001 per share (the "Common Stock"), of Pure Biofuels Corp. (the "Issuer"), which has its principal executive office at 701 Brazos Street, Suite 1050, Austin, TX 78701.

Item 2.  Identity and Background

ITEM 2 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     (a)-(c); (f) This Amendment is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempted company ("Master Fund"); (ii) Plainfield Peru I LLC, a Delaware limited liability company ("Peru I"); (iii) Plainfield Peru II LLC, a Delaware limited liability company ("Peru II"); (iv) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (v) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act.

     The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is incorporated by reference as an exhibit hereto and incorporated herein by reference.

     Set forth below is certain information relating to each of the Reporting
Persons:

     (1) Plainfield Special Situations Master Fund Limited

     Master Fund is a Cayman Islands exempted company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is 55 Railroad Avenue, Greenwich, CT 06830. The Manager of Master Fund is Asset Management. The Directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the "Master Fund Directors"). Max Holmes and David Bree are each citizens of the United States of America. Aldo Ghisletta is a citizen of Switzerland.

     (2) Plainfield Peru I LLC

     Peru I is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru I is to hold investments in the Issuer. The principal business address of Peru I is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru I is Master Fund.

     (3) Plainfield Peru II LLC

     Peru II is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru II is to hold investments in the Issuer. The principal business address of Peru II is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru II is Master Fund.

     (4) Plainfield Asset Management LLC

     Asset Management is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The managing member and chief investment officer of Asset Management is Max Holmes. Asset Management disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (5) Max Holmes

     Max Holmes is a citizen of the United States of America. The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT 06830. Max
Holmes is the chief investment officer of Asset Management. Max Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (d); (e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

ITEM 3 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On November 4, 2008 the Issuer entered into a Second Amendment to the Securities Purchase Agreement with Peru I and Peru II (the "Second Amendment"), which amended the Securities Purchase Agreement, dated as of September 12, 2007 (as amended by the First Amendment and the Second Amendment, the "Securities Purchase Agreement"). Pursuant to the Second Amendment and in consideration for the Deferred Interest and the Additional Deferred Interest (both terms as defined in the Second Amendment), on November 4, 2008, the Issuer issued to Peru I senior convertible PIK election notes in the principal amounts of $2,370,182 and $412,253 convertible into 7,900,606 and 1,374,178 shares of Common Stock, respectively, at a conversion price of $0.30. In addition, pursuant to the Second Amendment and in consideration for the Additional Deferred Interest, the Issuer will issue to Peru I on December 1, 2008, January 1, 2009 and February 1, 2009, senior convertible PIK election notes in the principal amounts of $398,955, $412,253 and $412,254 (adjusted to the extent necessary to reflect the change in the Additional Deferred Interest), respectively, convertible into 1,329,849, 1,374,178 and 1,374,178 shares of Common Stock (adjusted to the extent necessary to reflect the change in the Additional Deferred Interest), respectively, at a conversion price of $0.30 (the notes issued pursuant to the Second Amendment on November 4, 2008 and to be issued on December 1, 2008, January 1, 2009 and February 1, 2009, are collectively referred to as the "October 2008 Additional Notes"). The Convertible Note, the Additional Convertible Note, the PIK Interest Note (as such terms are defined in Amendment No. 2 to the Initial Statement, filed on April 3, 2008) and the $916,600 principal amount of 10%/12% senior convertible PIK election notes previously issued, convertible into 3,055,333 shares of Common Stock (the "September 2008 PIK Interest Notes") are collectively referred as (the "Notes").

Item 4.  Purpose of Transaction

ITEM 4 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     Pursuant to the terms of the Second Amendment, $2,782,435 in total aggregate principal amount of October 2008 Additional Notes were issued by the Issuer to Peru I on November 4, 2008 convertible into 9,274,784 shares of Common Stock. As a result of this transaction, the Reporting Persons beneficially own 65.07% of the Issuer's Common Stock (assuming the conversion of the October 2008 Additional Notes issued on November 4, 2008 and the Notes). The Issuer will issue on December 1, 2008, January 1, 2009 and February 1, 2009, senior convertible PIK election notes in the principal amounts of $398,955, $412,253 and $412,254 (adjusted to the extent necessary to reflect the change in the Additional Deferred Interest), convertible into 1,329,849, 1,374,178 and 1,374,178 shares of Common Stock (adjusted to the extent necessary to reflect the change in the Additional Deferred Interest), respectively. If these issuances are taken into account, the Reporting Persons beneficially own 65.66% of the Issuer's Common Stock (assuming no other changes).

     Except as otherwise disclosed in this Amendment, at the present time the Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

ITEM 5 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     (a); (b) Peru II beneficially owns 89,683,765 shares of Common
Stock, consisting of 89,683,765 shares of Common Stock of which it is the owner of record, representing approximately 37.88% of the outstanding Common
Stock (assuming the conversion of the October 2008 Additional Notes issued on November 4, 2008 and the Notes).

Peru II has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Peru I beneficially owns 64,363,450 shares of Common Stock, all of which are issuable upon conversion of the October 2008 Additional Notes issued on Novemer 4, 2008 and the Notes representing in the aggregate approximately 27.19% of the outstanding Common Stock (assuming the conversion of the October 2008 Additional Notes issued on November 4, 2008 and the Notes). Peru I has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Master Fund is the sole member of Peru I and Peru II and therefore may be deemed to have beneficial ownership of (and the power to vote and dispose of) the shares of Common Stock beneficially owned by Peru I and Peru II. Asset Management, as Master Fund's investment adviser, and Max Holmes, an individual, by virtue of his position as managing member and chief investment officer of Asset Management also may be deemed to beneficially own (and have the power to vote and dispose of) such shares. Asset Management and Max Holmes disclaim any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (c) On September 15, 2008, the Issuer, in lieu of its semi-annual cash interest payment on its $15,610,000 principal amount of Convertible Notes, Additional Convertible Notes and PIK Interest Notes, issued the September 2008 PIK Interest Notes.

     Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

ITEM 6 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On November 4, 2008 the Issuer, Peru I and Peru II entered into the Second Amendment referred to under Item 3 above.

     On November 4, 2008, the Issuer, as guarantor, entered into a Third Amendment to Loan Documents (the "Third Amendment to Loan Documents") with Borrowers, Master Fund, as the lender and administrative agent and the other credit parties thereto. The Third Amendment to Loan Documents amends the Loan Agreement and certain related documents (together with the Loan Agreement, the "Loan Documents") entered into by the Issuer, the Borrowers and Master Fund on September 12, 2007 as amended by an amendment executed on March 13, 2008 and as further amended by a second amendment, executed on April 18, 2008.

     Pursuant to the terms of the Third Amendment to Loan Documents, interest under the Loan Agreement from and including March 12, 2008 to but excluding October 1, 2008, shall be due and payable on November 4, 2008. Under the terms of the Third Amendment to Loan Documents, the Issuer and the Borrowers agreed to implement a trust arrangement with respect to the Collateral (as defined in the Loan Agreement) by December 15, 2008.

Item 7.  Material to Be Filed as Exhibits

ITEM 7 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

1. Limited Power of Attorney is incorporated by reference to Exhibit 1 of the Initial Statement.

2. Joint Filing Agreement, dated September 21, 2007, by and among Asset Management, Master Fund, Peru I, Peru II and Max Holmes is incorporated by reference to Exhibit 2 of the Initial Statement.

3. Voting Agreement, dated September 12, 2007, by and among Master Fund, Peru I, Peru II, the Issuer and the stockholders listed therein is incorporated by reference to Exhibit 3 of the Initial Statement.

4. Stockholders Agreement, dated September 12, 2007, by and among Peru I, Peru II, the Issuer and Luis Goyzueta is incorporated by reference to Exhibit 4 of the Initial Statement.

5. Securities Purchase Agreement, dated September 12, 2007, by and among Peru I, Peru II and the Issuer is incorporated by reference to Exhibit 5 of the Initial Statement.

6. $10,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 6 of the Initial Statement.

7. Stock Purchase Warrant issued to Peru II by the Issuer, dated September 12, 2007 is incorporated by reference to Exhibit 7 of the Initial Statement.

8. Stock Purchase Warrant exercisable into 122,605 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 8 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

9. Stock Purchase Warrant exercisable into 2,166,667 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008 is incorporated by reference to Exhibit 9 of Amendment No. 1 to the Initial Statement, dated January 31, 2008.

10. Amended and Restated Stockholders Agreement, dated as of March 26, 2008, by and among the Issuer, Luis Goyzueta, Peru I and Peru II is incorporated by reference to Exhibit 10 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

11. First Amendment to Securities Purchase Agreement, dated as of March 26, 2008, by and among the Issuer, Peru I and Peru II is incorporated by reference to Exhibit 11 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

12. $5,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 12 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

13. First Amendment to Amended and Restated Bylaws of the Issuer, dated as of March 26, 2008 is incorporated by reference to Exhibit 13 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

14. Agreement, dated as of March 13, 2008, by the Issuer and the Borrowers is incorporated by reference to Exhibit 14 of Amendment No. 2 to the Initial Statement, dated March 26, 2008.

15. Warrant Exchange Agreement, dated as of August 5, 2008, by and between the Issuer and Peru II is incorporated by reference to Exhibit 15 of Amendment No. 3 to the Initial Statement, dated August 5, 2008.

16. Second Amendment to Loan Documents, dated as of April 18, 2008, among the Issuer, the Borrowers, Master Fund and the other Credit Parties thereto is incorporated by reference to Exhibit 16 of Amendment No. 3 to the Initial Statement, dated August 5, 2008.

17. Second Amendment to Securities Purchase Agreement, dated as of November 4, 2008, by and among the Issuer, Peru I and Peru II.

18. Third Amendment to Loan Documents, dated as of November 4, 2008, among the Issuer, the Borrowers, Master Fund and the other Credit Parties thereto.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 7, 2008

                                            PLAINFIELD SPECIAL SITUATIONS MASTER
                                             FUND LIMITED


                                            By: /s/ THOMAS X. FRITSCH
                                                --------------------------------
                                                Thomas X. Fritsch
                                                Authorized Individual

                                            PLAINFIELD PERU I LLC


                                            By: /s/ Steven Segaloff
                                                --------------------------------
                                                Steven Segaloff
                                                Senior Vice President

                                            PLAINFIELD PERU II LLC


                                            By: /s/ Steven Segaloff
                                                --------------------------------
                                                Steven Segaloff
                                                Senior Vice President

                                            PLAINFIELD ASSET MANAGEMENT LLC


                                            By: /s/ THOMAS X. FRITSCH
                                                --------------------------------
                                                Thomas X. Fritsch
                                                Managing Director and General
                                                 Counsel

                                            MAX HOLMES


                                            By: /s/ THOMAS X. FRITSCH
                                                --------------------------------
                                                Thomas X. Fritsch
                                                Attorney-in-Fact*

* Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, incorporated by reference to Exhibit 1 of the Initial Statement.